Contact

www.linkedin.com/in/derek-wolf-46806b80 (LinkedIn)

Top Skills

Photography
Video Production
Cooking

Languages

English

Derek Wolf

Owner/Creative Director at Over The Fire Cooking, LLC
Nashville Metropolitan Area

Summary

Currently, I own an online marketing and advertising firm, Over The Fire Cooking, LLC, that centers on providing high quality digital and online marketing services from social media to market analytics. This firm runs multiple online and social media feeds with more than 6M + followers combined, including OverTheFireCooking.com. We have worked with multiple Fortune 500 companies providing consulting, marketing coordination and content creation. We specialize in online marketing, digital marketing, market analytics, campaign management, and content creation.

My previous position at KraftCPAs LLC was in the Risk Assurance and Advisory Services Department. As a Staff Associate, my role was to work with multiple companies performing SOC, SOX, and FFIEC audits. The goal was to completely understand clients business processes for Manufacturing, Healthcare, Financial, and Logistic companies. With a background in data analytics, my knowledge was used to increase efficiency of Kraft audit processes and our client's processes. Overall, my previous job has cultivated my interest in helping organizations improve efficiency, but my real passion is seeing trends and creating marketing tools to capitalize on those trends.

Experience

Over The Fire Cooking, LLC

Owner/Creative Director
September 2016 - Present (7 years 5 months)
Greater Nashville Area, TN

I am a passionate Fire Cooking Enthusiast! I first fell in love with open fire cooking in college while procrastinating my work and decided to start @overthefirecooking on Instagram. We now have a dynamic team, sharing in fire cooking adventures on with Over the Fire Cooking, engaging with a growing community of fire enthusiasts. I have utilized my data analytics

background to expand the brand, create inspiring content, develop original recipes, and promote the art of fire cooking across various social media platforms. With over 6M+ followers on all our channels, we are bringing fire, food and people together everyday. Some of our work includes:

- Design Brand Marketing Campaigns
- Coordinate & Manage Social Media Influencers
- Create, Edit & Manage High Quality Digital Marketing Assets
- Develop Brand Centered Marketing Experiences

Wolf Creative Marketing, LLC

Owner

July 2017 - November 2020 (3 years 5 months)

Nashville, Tennessee

Wolf Creative Marketing is a business centered on providing high quality digital and online marketing services. We specialize in:

• Advertising & Content Creation
• Social Media Consulting
• Online Marketing Strategy
• Marketing Analytics
• Campaign Management

KraftCPAs PLLC

Information Technology & Internal Auditor/Data Analyst

May 2016 - June 2017 (1 year 2 months)

Greater Nashville Area, TN

• Audit financial and technological business processes
• Perform SOC, SOX, FFIEC, and various Internal Audits
• Use data analytics to improve business process efficiency and effectiveness
• Support major audits by using data analytics to increase productivity

Community Health Systems

Database Integration Intern

June 2013 - August 2013 (3 months)

• Developed SSIS Package for integration of data via MySQL and DB2
• Coordinated documentation of other SSIS Packages for educational purposes
• Worked with a team to integrate new structure in the existing database

Apple

Specialist

May 2012 - August 2012 (4 months)

• Apple Core trained to handle customers needs and questions

• Lead teams in major revamps of the store

• Managed large shipments of valuable technology

Education

University of Tennessee, Knoxville

Bachelor's Degree, Business Analytics, Collateral in Information Management & Marketing · (2011 - 2016)